Greene Concepts, Inc.

13195 U.S. Highway 221 N

Marion, North Carolina  28752

March 30, 2023

Bradley Ecker, Esq.

Staff Attorney

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Greene Concepts, Inc. Offering Statement on Form 1-A, filed February 16, 2023 File No. 024-12157

Dear Mr. Ecker,

On behalf of Greene Concepts, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Time, on Monday, April 3, 2023, or as soon thereafter as is practicable.

The Company is authorized to offer and sell its securities qualified under the offering statement pursuant to qualification, registration or exemption therefrom in at least one state.

Sincerely,

/s/ Leonard Greene

Leonard Greene

Chief Executive Officer

Greene Concepts, Inc.